# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Newsmax Inc., CIK 0002026478
CUSIP: 65250K105
Title of class of securities: Class B Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 750 Park of Commerce Drive, Suite 100, Boca Raton, Florida (FL), 33487
Date of event which requires filing of this statement: 03/28/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002065129

## Reporting persons
- Naples Investment Holdco LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 19,737,553; sole dispositive power 0; shared dispositive power 19,737,553; aggregate amount beneficially owned 19,737,553 (22.2% of the class)
  Comment: The percent ownership calculated is based on a total of 88,949,358 Class B Shares outstanding as of April 3, 2025, as reported in the registration statement on Form S-1 filed by the Issuer with the U.S. Securities and Exchange Commission on April 4, 2025.
- Heritage Investments Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 19,737,553; sole dispositive power 0; shared dispositive power 19,737,553; aggregate amount beneficially owned 19,737,553 (22.2% of the class)
  Comment: The percent ownership calculated is based on a total of 88,949,358 Class B Shares outstanding as of April 3, 2025, as reported in the registration statement on Form S-1 filed by the Issuer with the U.S. Securities and Exchange Commission on April 4, 2025.
- Heritage GP Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 19,737,553; sole dispositive power 0; shared dispositive power 19,737,553; aggregate amount beneficially owned 19,737,553 (22.2% of the class)
  Comment: The percent ownership calculated is based on a total of 88,949,358 Class B Shares outstanding as of April 3, 2025, as reported in the registration statement on Form S-1 filed by the Issuer with the U.S. Securities and Exchange Commission on April 4, 2025.
- Heritage Investment Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 19,737,553; sole dispositive power 0; shared dispositive power 19,737,553; aggregate amount beneficially owned 19,737,553 (22.2% of the class)
  Comment: The percent ownership calculated is based on a total of 88,949,358 Class B Shares outstanding as of April 3, 2025, as reported in the registration statement on Form S-1 filed by the Issuer with the U.S. Securities and Exchange Commission on April 4, 2025.
- GTCS Directors Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 19,737,553; sole dispositive power 0; shared dispositive power 19,737,553; aggregate amount beneficially owned 19,737,553 (22.2% of the class)
  Comment: The percent ownership calculated is based on a total of 88,949,358 Class B Shares outstanding as of April 3, 2025, as reported in the registration statement on Form S-1 filed by the Issuer with the U.S. Securities and Exchange Commission on April 4, 2025.
- GTCS Nominees Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 19,737,553; sole dispositive power 0; shared dispositive power 19,737,553; aggregate amount beneficially owned 19,737,553 (22.2% of the class)
  Comment: The percent ownership calculated is based on a total of 88,949,358 Class B Shares outstanding as of April 3, 2025, as reported in the registration statement on Form S-1 filed by the Issuer with the U.S. Securities and Exchange Commission on April 4, 2025.
- Sheikh Sultan bin Jassim Al-Thani: type of reporting person: individual (IN); citizenship or place of organization: Qatar (S3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 19,737,553; sole dispositive power 0; shared dispositive power 19,737,553; aggregate amount beneficially owned 19,737,553 (22.2% of the class)
  Comment: The percent ownership calculated is based on a total of 88,949,358 Class B Shares outstanding as of April 3, 2025, as reported in the registration statement on Form S-1 filed by the Issuer with the U.S. Securities and Exchange Commission on April 4, 2025.

## Item 1. Issuer
Name of issuer: Newsmax Inc.
Address of issuer's principal executive offices: 750 Park of Commerce Drive, Suite 100, Boca Raton, Florida, 33487

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being jointly filed by Naples Investment Holdco LLC ("Naples Holdco"), Heritage Investments Limited Partnership ("Heritage Investments LP"), Heritage GP Limited ("Heritage GP"), Heritage Investment Holdings Limited ("Holdings Limited"), GTCS Directors Limited ("GTCS Directors"), GTCS Nominees Limited ("GTCS Nominee"), His Excellency Sheikh Sultan bin Jassim Al-Thani ("H.E. Sheikh Sultan" and, collectively with Naples Holdco, Heritage Investments LP, Heritage GP, Holdings Limited, GTCS Directors, GTCS Nominee, the "Reporting Persons") with respect to the 19,737,553 Class B Shares owned directly by Naples Holdco.

Heritage Investments LP is the sole member of Naples Holdco. Heritage GP is the general partner of Heritage Investments LP. Holdings Limited serves as the sole director of Heritage GP. GTCS Directors serves as the sole director of Holdings Limited and Heritage Holdings Bare Trust ("Heritage Trust") is the sole member of Holdings Limited. GTCS Nominee serves as trustee of the Heritage Trust. H.E. Sheikh Sultan is the sole beneficiary of the Heritage Trust. Each of the Reporting Persons may be deemed to share beneficial ownership of the Class B Shares.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 13a St George Street, London, United Kingdom, W1S 2FQ.
Citizenship:
1. Naples Holdco is a Delaware limited liability company.
2. Heritage Investments LP is a Cayman Islands exempted limited partnership.
3. Heritage GP is a Cayman Islands exempted company.
4. Holdings Limited is a Cayman Islands exempted company.
5. GTCS Directors is a Cayman Islands exempted company.
6. GTCS Nominee is a Cayman Islands exempted company.
7. H.E. Sheikh Sultan is a citizen of Qatar.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 19,737,553
Percent of class: 22.2%, based on a total of 88,949,358 Class B Shares outstanding as of April 3, 2025, as reported in the registration statement on Form S-1 filed by the Issuer with the U.S. Securities and Exchange Commission on April 4, 2025.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 19,737,553
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 19,737,553

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Naples Investment Holdco LLC: /s/ Leslie Brault, Leslie Brault, Attorney-in-fact (05/01/2025)
- Heritage Investments Limited Partnership: /s/ Leslie Brault, Leslie Brault, Attorney-in-fact (05/01/2025)
- Heritage GP Limited: /s/ Leslie Brault, Leslie Brault, Attorney-in-fact (05/01/2025)
- Heritage Investment Holdings Limited: /s/ Leslie Brault, Leslie Brault, Attorney-in-fact (05/01/2025)
- GTCS Directors Limited: /s/ Leslie Brault, Leslie Brault, Attorney-in-fact (05/01/2025)
- GTCS Nominees Limited: /s/ Leslie Brault, Leslie Brault, Attorney-in-fact (05/01/2025)
- Sheikh Sultan bin Jassim Al-Thani: /s/ Leslie Brault, Leslie Brault, Attorney-in-fact (05/01/2025)
Comment: See Exhibit 1 - Joint Filing Agreement